SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  Form 11-K
                                  _________



(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended        December 31, 1993
                               ______________________________

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from                     to
                                   ___________________    _________________

Commission file number      1-82
                       _____________


                     PHELPS DODGE EMPLOYEE SAVINGS PLAN


                          PHELPS DODGE CORPORATION



                          2600 North Central Avenue
                        Phoenix, Arizona  85004-3014


                                 SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                      PHELPS DODGE EMPLOYEE SAVINGS PLAN



Date:     6/23/94                  By:     /s/ John C. Replogle
      ____________________               _________________________________
                                         John C. Replogle, Chairman
                                         Benefits Administration Committee

                     PHELPS DODGE EMPLOYEE SAVINGS PLAN

                            FINANCIAL STATEMENTS


                                    * * *


                         DECEMBER 31, 1993 AND 1992

                     PHELPS DODGE EMPLOYEE SAVINGS PLAN


                                    INDEX

                                                                        Page

Report of Independent Accountants                                          5

Statement of Financial Condition                                           6

Statement of Financial Condition by Fund                                 7-8

Statement of Income and Changes in Plan Equity                             9

Statement of Income and Changes in Plan Equity by Fund                 10-12

Notes to Financial Statements                                          13-16

Schedules

     I.   Schedule of Investments at December 31, 1993                    17

                      Report of Independent Accountants


June 17, 1994


To the Benefits Administration Committee and Participants of the Phelps Dodge Employee Savings Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of the Phelps Dodge Employee Savings Plan at December 31, 1993 and 1992, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Benefits Administration Committee (the Committee); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE

                     PHELPS DODGE EMPLOYEE SAVINGS PLAN

                      STATEMENT OF FINANCIAL CONDITION



                                                    DECEMBER 31,
                                            -----------------------

                                              1993            1992
                                            -------         -------

                                                   (in thousands)
          PLAN ASSETS
          -----------

Investments, at Current Value
     (Cost:  $133,041 in 1993
      and $114,548 in 1992):

     Phelps Dodge Common Stock             $ 26,691       $ 24,727
     Mutual Funds                            62,396         44,113
     Other Common Stock                         283            449
     Money Market Securities                 21,406         20,817
     Guaranteed Investment Contracts         38,293         36,112
                                           --------       --------
                                            149,069        126,218
                                           --------       --------
Receivables:

     Employee Contributions                   1,056          1,009
     Employer Contributions                   7,894          7,468
                                           --------       --------
                                              8,950          8,477
                                           --------       --------

Loans to Participants                         8,477          6,293
                                           --------       --------

Total Plan Assets                           166,496        140,988
                                           --------       --------


     LIABILITIES AND PLAN EQUITY
     ---------------------------

Accrued Liabilities                          (1,461)        (1,026)
                                           --------       --------

Net Assets Representing Plan Equity        $165,035       $139,962
                                           ========       ========


               See Accompanying Notes to Financial Statements



                                                PHELPS DODGE EMPLOYEE SAVINGS PLAN

                                             STATEMENT OF FINANCIAL CONDITION BY FUND

                                                         DECEMBER 31, 1993
                                                          (in thousands)


                                                                        PHELPS   OCCIDENTAL
                                                                        DODGE    PETROLEUM
                              MONEY    INTEREST   EQUITY     GROWTH     COMMON     COMMON
                             MARKET     INCOME    INCOME      STOCK     STOCK      STOCK       LOAN
        PLAN ASSETS           FUND       FUND      FUND       FUND       FUND       FUND       FUND       TOTAL
        -----------          ------    --------   ------     ------     -----    ----------    ----       -----
 Investments, at Current
   Value:
   Phelps Dodge Common
     Stock                                                             26,691                             26,691
   Mutual Funds                                   23,104     39,292                                       62,396
   Other Common Stock                                                                 283                    283
   Money Market Securities   21,406                                                                       21,406
   Guaranteed Investment
     Contracts                         38,293                                                             38,293
                            -------   -------    -------    -------   -------        ----               --------
                             21,406    38,293     23,104     39,292    26,691         283          0     149,069
                            -------   -------    -------    -------   -------        ----               --------
 Receivables:
   Employee Contributions       166       270        170        295       155                              1,056
   Employer Contributions     1,150     1,953      1,400      2,246     1,145                              7,894
                            -------   -------   --------    -------   -------                           --------
                              1,316     2,223      1,570      2,541     1,300                              8,950
                            -------   -------    -------    -------   -------                           --------

 Loans to Participants                                                                         8,477       8,477
                                                                                              ------    --------
 Total Plan Assets           22,722    40,516     24,674     41,833    27,991         283      8,477     166,496
                            -------   -------    -------    -------   -------        ----     ------    --------
   LIABILITIES AND PLAN
          EQUITY
   --------------------

 Accrued Liabilities           (552)     (209)       (59)      (180)     (429)         (1)       (31)     (1,461)
                            -------   -------    -------    -------   -------        ----     ------    --------

 Net Assets Representing
   Plan Equity              $22,170   $40,307    $24,615    $41,653   $27,562        $282     $8,446    $165,035
                            =======   =======    =======    =======   =======        ====     ======    ========


See Accompanying Notes to Financial Statements

                                                PHELPS DODGE EMPLOYEE SAVINGS PLAN

                                             STATEMENT OF FINANCIAL CONDITION BY FUND

                                                         DECEMBER 31, 1992
                                                          (in thousands)


                                                                            PHELPS    OCCIDENTAL
                                                                             DODGE     PETROLEUM
                                MONEY     INTEREST    EQUITY     GROWTH     COMMON      COMMON
                               MARKET      INCOME     INCOME      STOCK      STOCK       STOCK       LOAN
         PLAN ASSETS            FUND        FUND       FUND       FUND       FUND        FUND        FUND       TOTAL
         -----------           ------     --------    ------     ------     ------    ----------     ----       -----
 Investments, at Current
   Value:
   Phelps Dodge Common
     Stock                                                                  24,727                           $ 24,727
   Mutual Funds                                      $15,974    $28,139                                        44,113
   Other Common Stock                                                                      $449                   449
   Money Market Securities     $20,817                                                                         20,817
   Guaranteed Investment
     Contracts                            $36,112                                                              36,112
                               -------    -------    -------    -------    -------         ----              --------
                                20,817     36,112     15,974     28,139     24,727          449         0     126,218
                               -------    -------    -------    -------    -------         ----              --------

 Receivables:
   Employee Contributions          194        285        136        243        151                              1,009
   Employer Contributions        1,435      2,007      1,086      1,813      1,127                              7,468
                               -------    -------    -------    -------    -------                           --------
                                 1,629      2,292      1,222      2,056      1,278                              8,477
                               -------    -------    -------    -------    -------                           --------

 Loans to Participants                                                                             $6,293       6,293
                                                                                                   ------    --------
 Total Plan Assets              22,446     38,404     17,196     30,195     26,005          449     6,293     140,988
                               -------    -------    -------    -------    -------         ----    ------    --------
    LIABILITIES AND PLAN
           EQUITY
    --------------------
 Accrued Liabilities              (127)      (199)       (97)       (62)      (535)                    (6)     (1,026)
                               -------    -------    -------    -------    -------         ----    ------    --------

 Net Assets Representing
   Plan Equity                 $22,319    $38,205    $17,099    $30,133    $25,470         $449    $6,287    $139,962
                               =======    =======    =======    =======    =======         ====    ======    ========


See Accompanying Notes to Financial Statements

                     PHELPS DODGE EMPLOYEE SAVINGS PLAN

               STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY


                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------

                                               1993         1992         1991
                                               ----         ----         ----
                                                     (in thousands)
Investment Income:
  Realized Gains (Losses) on Investments $ 262 $ 805 $ 530 Change in Unrealized Appreciation
    (Depreciation)                             6,499         4,262       6,414
  Dividends                                    5,980         5,694       3,655
  Interest                                     3,617         3,191       2,685
                                            --------      --------    --------
                                              16,358        13,952      13,284
                                            --------      --------    --------

Contributions:
  Employee                                    11,378         8,779       6,086
  Employer                                    11,602        10,278       9,180
                                            --------      --------    --------
                                              22,980        19,057      15,266
                                            --------      --------    --------


Transfer of Hourly Plan Assets                    77        15,861          62
Transfer of ESOP Assets                                      3,665
                                            --------      --------    --------

Total Additions                               39,415        52,535      28,612
                                            --------      --------    --------

Distributions to Participants and
  Beneficiaries                              (14,228)      (12,317)     (6,495)

Other Changes, Net                              (114)         (271)         33
                                            --------      --------    --------

Total Deductions                             (14,342)      (12,588)     (6,462)
                                            --------      --------    --------

Increase in Net Assets During the Year        25,073        39,947      22,150

Net Assets Representing Plan Equity:

  Beginning of Year                          139,962       100,015      77,865
                                            --------      --------    --------

  End of Year                               $165,035      $139,962    $100,015
                                            ========      ========    ========


                See Accompanying Notes to Financial Statements

                                                 PHELPS DODGE EMPLOYEE SAVINGS PLAN

                                       STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY BY FUND

                                                    YEAR ENDED DECEMBER 31, 1993
                                                           (in thousands)

                                                                            PHELPS   OCCIDENTAL
                                                                            DODGE    PETROLEUM
                              MONEY     INTEREST    EQUITY      GROWTH      COMMON     COMMON
                              MARKET     INCOME     INCOME      STOCK       STOCK       STOCK      LOAN
        PLAN ASSETS            FUND       FUND       FUND        FUND        FUND       FUND       FUND        TOTAL
        -----------           ------    --------    ------      ------      ------   ----------    ----        -----

 Investment Income:
   Realized Gains (Losses)
     on Investments                                $   189     $   332     $  (304)   $    45                $    262
   Change in Unrealized
     Appreciation
       (Depreciation)                                2,758       3,394         356         (9)                  6,499
   Dividends                $   603                    808       3,658         890         21                   5,980
   Interest                       2     $ 2,917          1           2           5         55    $   635        3,617
                            -------     -------    -------     -------     -------    -------    -------     --------
                                605       2,917      3,756       7,386         947        112        635       16,358
                            -------     -------    -------     -------     -------    -------    -------     --------
 Contributions:
   Employee                   1,862       3,034      1,721       2,933       1,828                             11,378
   Employer                   1,809       2,968      1,947       3,156       1,722                             11,602
                            -------     -------    -------     -------     -------                           --------
                              3,671       6,002      3,668       6,089       3,550                             22,980
                            -------     -------    -------     -------     -------                           --------
 Transfer of Hourly Plan
   Assets                                    54          6           2                                15           77
                            -------     -------    -------     -------     -------    -------    -------     --------
 Total Additions              4,276       8,973      7,430      13,477       4,497        112        650       39,415
                            -------     -------    -------     -------     -------    -------    -------     --------
 Distribution to
   Participants and
   Beneficiaries             (2,590)     (5,042)    (1,587)     (2,501)     (2,135)      (169)      (204)     (14,228)
 Other Charges, Net             17           13        (22)        (27)        (19)       (72)        (4)        (114)
 Loans to Participants,
   Net of Repayments           (499)       (498)      (215)       (307)       (198)                1,717
 Fund Exchanges, Net         (1,353)     (1,344)     1,910         878         (53)       (38)
                            -------     -------    -------     -------     -------    -------   -------      --------
 Total Deductions            (4,425)     (6,871)        86      (1,957)     (2,405)      (279)     1,509      (14,342)
                            -------     -------    -------     -------     -------    -------   -------      --------
 Increase (Decrease) in
   Net Assets During
   During the Year             (149)      2,102      7,516      11,520       2,092       (167)     2,159       25,073
 Net Assets Representing
   Plan Equity:
   Beginning of Year         22,319      38,205     17,099      30,133      25,470        449      6,287      139,962
                            -------     -------    -------     -------     -------    -------    -------     --------
   End of Year              $22,170     $40,307    $24,615     $41,653     $27,562    $   282    $ 8,446     $165,035
                            =======     =======    =======     =======     =======    =======    =======     ========


See Accompanying Notes to Financial Statements

                                                 PHELPS DODGE EMPLOYEE SAVINGS PLAN

                                       STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY BY FUND

                                                    YEAR ENDED DECEMBER 31, 1992
                                                           (in thousands)
                                                                               PHELPS    OCCIDENTAL
                                                                               DODGE     PETROLEUM
                                    MONEY     INTEREST   EQUITY     GROWTH     COMMON      COMMON
                                   MARKET      INCOME    INCOME     STOCK      STOCK       STOCK       LOAN
           PLAN ASSETS               FUND       FUND      FUND       FUND       FUND        FUND       FUND       TOTAL
           -----------             ------     --------   ------     ------     ------    ----------    ----       -----
 Investment Income:
   Realized Gains (Losses) on
     Investments                                        $    63   $  (104)    $   835        $ 11               $    805
   Change in Unrealized
     Appreciation
       (Depreciation)                                     1,316    (1,821)      4,790         (23)                 4,262
   Dividends                       $   686                  526     3,783         671          28                  5,694
   Interest                              4   $ 2,645          2         3           5                 $  532       3,191
                                   -------   -------    -------   -------     -------        ----     ------    --------
                                       690     2,645      1,907     1,861       6,301          16        532      13,952
                                   -------   -------    -------   -------     -------        ----     ------    --------
 Contributions:
   Employee                          1,569     2,497      1,222     2,333       1,158                              8,779
   Employer                          1,967     2,816      1,475     2,543       1,477                             10,278
                                   -------   -------    -------   -------     -------                           --------
                                     3,536     5,313      2,697     4,876       2,635                             19,057
                                   -------   -------    -------   -------     -------                           --------
 Transfer of Hourly Plan Assets      3,843     4,481      1,664     3,225       1,804                    844      15,861
 Transfer of ESOP Assets               222       222        101       155       2,965                              3,665
                                   -------   -------    -------   -------     -------        ----     ------    --------
 Total Additions                     8,291    12,661      6,369    10,117      13,705          16      1,376      52,535
                                   -------   -------    -------   -------     -------        ----     ------    --------
 Distributions to Participants
   and Beneficiaries                (2,956)   (3,146)    (1,218)   (1,750)     (2,891)        (72)      (284)    (12,317)
 Other Changes, Net                    (65)      (72)       (26)      (39)        (22)                   (47)       (271)
 Loans to Participants, Net of
   Repayments                         (921)     (494)      (182)       87          59                  1,451
 Fund Exchanges, Net                  (620)   (1,408)       390       436       1,296         (94)
                                   -------   -------    -------   -------     -------        ----     ------    --------
 Total Deductions                   (4,562)   (5,120)    (1,036)   (1,266)     (1,558)       (166)     1,120     (12,588)
                                   -------   -------    -------   -------     -------        ----     ------    --------
 Increase (Decrease) in Net
   Assets During the Year            3,729     7,541      5,333     8,851      12,147        (150)     2,496      39,947
 Net Assets Representing Plan
   Equity:
   Beginning of Year                18,590    30,664     11,766    21,282      13,323        599       3,791     100,015
                                   -------   -------    -------   -------     -------       ----      ------    --------
   End of Year                     $22,319   $38,205    $17,099   $30,133     $25,470       $449      $6,287    $139,962
                                   =======   =======    =======   =======     =======       ====      ======    ========

See Accompanying Notes to Financial Statements

                                                 PHELPS DODGE EMPLOYEE SAVINGS PLAN

                                    STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY BY FUND

                                                 YEAR ENDED DECEMBER 31, 1991
                                                        (in thousands)
                                                                       PHELPS   OCCIDENTAL
                                                                       DODGE     PETROLEUM
                            MONEY    INTEREST    EQUITY     GROWTH     COMMON     COMMON
                           MARKET     INCOME     INCOME     STOCK      STOCK       STOCK       LOAN
       PLAN ASSETS          FUND       FUND       FUND       FUND       FUND       FUND        FUND      OTHER       TOTAL
       -----------         ------    --------    ------     ------     ------   ----------     ----      -----       -----
 Investment Income:
   Realized Gains on
     Investments                                $   142   $   160     $   211     $   17                           $    530
   Change in Unrealized
     Appreciation
       (Depreciation)                             1,681     3,213       1,538        (18)                             6,414
   Dividends              $   910                   458     1,706         542         39                              3,655
   Interest                     4   $ 2,297           3         2           5          1     $  357     $   16        2,685
                          -------   -------     -------   -------     -------     ------     ------     ------     --------
                              914     2,297       2,284     5,081       2,296         39        357         16       13,284
                          -------   -------     -------   -------     -------     ------     ------     ------     --------
 Contributions:
   Employee                 1,181     1,921         851     1,487         646                                         6,086
   Employer                 1,919     2,747       1,259     2,242       1,013                                         9,180
                          -------   -------     -------   -------     -------                                      --------
                            3,100     4,668       2,110     3,729       1,659                                        15,266
                          -------   -------     -------   -------     -------                                      --------
 Transfer of Hourly Plan
   Assets                      37        26           4        22         (20)                   (7)                     62
                          -------   -------     -------   -------     -------                ------                --------
 Total Additions            4,051     6,991       4,398     8,832       3,935         39        350         16       28,612
                          -------   -------     -------   -------     -------     ------     ------     ------     --------
 Distributions to
   Participants and
   Beneficiaries           (1,314)   (2,551)       (568)     (364)     (1,210)       (77)      (130)      (281)      (6,495)
 Other Charges, Net             8        11           8        18           8                    (2)       (18)          33
 Loans to Participants,
   Net of Repayments         (587)     (297)         (4)       69          98                   721
 Fund Exchanges, Net        1,350       756        (946)     (778)       (308)       (74)
                          -------   -------     -------   -------     -------     ------     ------     ------     --------
 Total Deductions            (543)   (2,081)     (1,510)   (1,055)     (1,412)      (151)       589       (299)      (6,462)
                          -------   -------     -------   -------     -------     ------     ------     ------     --------
 Increase (Decrease) in
   Net Assets
   During the Year          3,508     4,910       2,888     7,777       2,523       (112)       939       (283)      22,150
 Net Assets Representing
   Plan Equity:
   Beginning of Year       15,082    25,754       8,878    13,505      10,800        711      2,852        283       77,865
                          -------   -------     -------   -------     -------     ------     ------     ------     --------
   End of Year            $18,590   $30,664     $11,766   $21,282     $13,323     $  599     $3,791                $100,015
                          =======   =======     =======   =======     =======     ======     ======     ======     ========


See Accompanying Notes to Financial Statements

                  PHELPS DODGE EMPLOYEE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

     a.   General:

          The Phelps Dodge Corporation Savings and Deferred Profit Sharing Plan (the Plan) is a defined contribution plan which was established by Phelps Dodge Corporation (the Corporation) effective January 1, 1953, for the benefit of eligible salaried employees (the Participants).

          On July 1, 1992, the Phelps Dodge Corporation Savings Plan for Hourly Employees was merged into the Plan and the Plan name was changed to Phelps Dodge Employee Savings Plan. In June 1992 the Plan was amended to accept the transfer of assets from the Phelps Dodge Employee Stock Ownership Plan (ESOP) for Participants who elected such a transfer after the termination of the ESOP on July 1, 1992.

          The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

     b.   Administration:

          The Plan is sponsored by the Corporation and administered by the Benefits Administration Committee (the Committee) composed of not less than three individuals who are appointed by the Corporation's Board of Directors.

          Effective May 1, 1992, Plan assets were transferred from a trust (the Trust) administered by Valley National Bank (the former Trustee) to M & I Marshall and Ilsley Trust Company of Arizona (the Trustee). The Trust is comprised of the following investment funds: Money Market Fund, Interest Income Fund, formerly named the Guaranteed Investment Contract (GIC) Fund, Equity Income Fund, Growth Stock Fund and Phelps Dodge Common Stock Fund. In addition, certain participants hold assets in the Occidental Petroleum Common Stock Fund as a result of the transfer of assets from the Columbian Chemicals Company plan. Participant loans are held in a separate Loan Fund.

          Fees and expenses of the Trust, other than brokerage commissions and taxes paid in connection with security transactions, and other expenses relating to the administration of the Plan are currently paid by the Corporation.

     c.   Contributions:

          A profit sharing contribution made for certain salaried employee participants by the Corporation (the Company Profit Sharing Contribution) for any year is limited to the lesser of 4% of Consolidated Net Income of the Corporation or 7 1/2% of the aggregate salaries of Participants and could be made only to the extent that it did not reduce Consolidated Net Income below $1.00 ($.50 after adjustment for two-for-one stock split on June 10, 1992) per common share for such year after provision for payment of preferred and preference share dividends.

          From July 1, 1986 to March 31, 1989, Participants were allowed to make voluntary contributions from 1% to 10% of their base salary on an after-tax basis (After-tax Contributions) to the Plan by payroll deduction. Effective April 1, 1989, these voluntary After-tax Contributions were eliminated and Participants became eligible to make pretax contributions (Pretax Contributions), subject to certain limitations, equal to 2% - 10% of their base salaries. Pretax Contributions are eligible for a matching contribution from the Corporation (Company Matching Contribution) equal to 50% of the first 5% of the base salary deferred. Effective January 1, 1991, Participants may elect to have contributions invested in one or more of the investment funds in multiples of 1%.

     d.   Distributions:

          Participants' interests in the Trust become distributable upon termination of their service with the Corporation or to their beneficiaries in the event of their death. The distribution may be a single lump sum distribution or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Distributions are generally made in cash, although distributions from the Phelps Dodge Common Stock Fund and Occidental Petroleum Stock Fund may also be made in common shares. Effective January 1, 1991, these distributions are based upon the market price of the shares at the end of the month prior to the time of distribution.

          Participants may withdraw their After-tax Contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals from employee Pretax, Company Matching and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals or distributions are made in accordance with procedures outlined in the Plan document.

     e.   Loans:

          Participants may borrow amounts as provided in the Plan. Such loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence which may extend to 15 years. All loans bear interest at market rates.

     f.   Plan Termination:

          The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Trust to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.

     g.   Reclassification:

          For comparative purposes, certain prior year amounts have been reclassified to conform with the current year presentation.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The financial statements of the Plan are presented on a current value basis. The current values of the Corporation's common stock and Occidental Petroleum common stock are based upon the closing market price on the New York Stock Exchange on the valuation date. The current values of the other funds are based upon their respective fair market values on the valuation date. Loans are valued at amounts advanced to participants less principal payments received.

          Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes which are included in the cost of securities purchased and deducted from the proceeds of securities sold. Realized gains (losses) resulting from the sale of investments are based upon average carrying value. The change in unrealized appreciation (depreciation) is determined by comparison of average carrying value to current value. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and employee contributions are recognized on the accrual basis.

NOTE 3 - RELATED PARTY TRANSACTIONS:

          The Trustee invests in the Corporation's common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation's common stock:

                                        Year Ended December 31,
                                   ---------------------------------

                                      1993        1992         1991
                                   --------     --------     --------
                                            (in thousands)
        Description
- --------------------------------
Cost of shares purchased           $  6,705    $  5,714     $  2,930

Number of shares purchased              143         129           45

Proceeds from shares sold          $  3,613    $  2,680     $  1,463

Number of shares sold                    80          63           23

Value of shares distributed        $  1,124    $  1,178     $    696

Number of shares distributed             24          27           11


NOTE 4 - TAX STATUS:

          The Internal Revenue Service (IRS) has determined that the Plan in effect prior to July 1, 1986, met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the Trust are exempt from taxation under Section 501(a) of the Code. The Corporation believes that Plan amendments since that date will not change that status and intends to file for a redetermination by the IRS that the Plan, as amended, continues to satisfy such requirements. Participants are not taxed currently on their share of Pretax, Company Matching or Company Profit Sharing Contributions to the Plan or on the income earned by the Trust.

NOTE 5 - TRANSFERS OF PRIOR PLAN ASSETS:

          Effective July 1, 1992, the Corporation merged the Phelps Dodge Savings Plan for Hourly Employees into the Plan and assets of approximately $16,100,000 were transferred and invested as directed by the Participants.

          Effective July 1, 1992, the Corporation terminated its Employee Stock Ownership Plan and provided participants with options to receive a distribution or transfer those assets to the Plan. Approximately $741,000 and 59,800 shares of Phelps Dodge Common Stock were transferred to the Plan and invested as directed by Participants.

NOTE 6 - PARTICIPATION IN THE PLAN:

          The following is a summary of the number of Participants invested in the investment options offered by the Plan as of December 31, 1993:

     Money Market Fund                                     2,620
     Interest Income Fund                                  3,324
     Equity Income Fund                                    2,583
     Growth Stock Fund                                     3,178
     Phelps Dodge Common Stock Fund                        2,460
     Occidental Petroleum Common Stock Fund                   47



NOTE 7 - REALIZED GAINS (LOSSES) ON INVESTMENTS:


                                        Year Ended December 31, 1993
                                   -----------------------------------
                                             (in thousands)

                                               Carrying     Realized
                                   Proceeds      Value   Gains (Losses)
                                   --------    --------   --------------

Investments:
   Phelps Dodge Common Stock       $  4,738    $  5,042     $   (304)
   Mutual Funds and Other
     Common Stocks                    4,947       4,381          566
                                   --------    --------     --------
                                   $  9,685    $  9,423     $    262
                                   ========    ========     ========


                                        Year Ended December 31, 1992
                                   -----------------------------------
                                             (in thousands)

                                               Carrying     Realized
                                   Proceeds      Value   Gains (Losses)
                                   --------  ---------    -------------

Investments:
  Phelps Dodge Common Stock        $  3,858    $  3,023     $    835
  Mutual Funds and Other
    Common Stocks                     4,063       4,093          (30)
                                   --------    --------     --------
                                   $  7,921    $  7,116     $    805
                                   ========    ========     ========


                                        Year Ended December 31, 1991
                                   -----------------------------------
                                             (in thousands)

                                               Carrying     Realized
                                   Proceeds      Value   Gains (Losses)
                                   --------    ---------  -------------

Investments:
   Phelps Dodge Common Stock       $  2,187    $  1,976     $    211
   Mutual Funds and Other
     Common Stocks                    4,216       3,897          319
                                   --------    --------     --------
                                   $  6,403    $  5,873     $    530
                                   ========    ========     ========




                                                                   SCHEDULE I


                     PHELPS DODGE EMPLOYEE SAVINGS PLAN

                           SCHEDULE OF INVESTMENTS

                              DECEMBER 31, 1993
                               (in thousands)


NUMBER OF                                                          CURRENT
 SHARES             DESCRIPTION OF INVESTMENT            COST       VALUE
- ---------           -------------------------            ----      -------

          MONEY MARKET FUND

21,406    Money Market Securities                    $ 21,406     $ 21,406

          INTEREST INCOME FUND

38,293    Insurance Company Contracts And Other
             Fixed Income Securities                   38,293       38,293

          EQUITY INCOME FUND

  683     Mutual Funds                                 18,701       23,104

          GROWTH STOCK FUND

  555     Mutual Funds                                 35,147       39,292

          PHELPS DODGE COMMON STOCK FUND

  548     Phelps Dodge Corporation Common Stock        19,161       26,691

          OCCIDENTAL PETROLEUM COMMON STOCK FUND

   16     Occidental Petroleum Company Common Stock       333          283
                                                     --------     --------

          TOTAL INVESTMENTS                          $133,041     $149,069
                                                     ========     ========

          LOAN FUND

          Loans to Participants                      $  8,477     $  8,477
                                                     ========     ========

                     Consent of Independent Accountants



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 No. 33-226442 of the Phelps Dodge Employee Savings Plan of our report dated June 17, 1994 appearing on page 5 of this Form 11-K.





PRICE WATERHOUSE





Phoenix, Arizona
June 22, 1994